SEC FILE NUMBER 000-56274
CUSIP NUMBER N/A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

VineBrook Homes Trust, Inc.
Full Name of Registrant

N/A Former Name if Applicable

300 Crescent Court, Suite 700
Address of Principal Executive Office (Street and Number)

Dallas, Texas 75201
City, State and Zip Code

PART II RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

VineBrook Homes Trust, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024 (the “Form 10-Q”) by the prescribed due date because the Company is in the process of finalizing the financial statements for the quarter ended March 31, 2024 and will need additional time to finalize such financial statements. The Company anticipates that it will file its Form 10-Q within the five-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Brian Mitts	(214)	276-6300
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net loss for the three months ended March 31, 2024 is expected to be $44.1 million as compared to net loss of $92.4 million for the three months ended March 31, 2023. The change in net loss between the periods primarily relates to an increase in rental income and decreases in property management fees, interest expense, loss on sales and impairment of real estate costs and loss on forfeited deposits, partially offset by an increase in property operating expenses, real estate taxes and insurance costs, advisory fees, general and administrative expenses and loss on extinguishment of debt.

Forward-looking Statements

This Form 12b-25 contains forward-looking statements that involve risks and uncertainties, including expected net loss. These forward-looking statements are identified by words such as “expected,” “anticipate,” “will” or other comparable terminology or by the context in which they are made. These forward-looking statements are estimates reflecting the best judgment of senior management and reflect our current expectations regarding the filing of the Form 10-Q. These expectations may or may not be realized. Some of these expectations may be based on beliefs, assumptions or estimates that may prove to be incorrect. In addition, our business and operations involve numerous risks and uncertainties, many of which are beyond our control, which could result in our expectations not being realized. Such risks and uncertainties include, but are not limited to, the risks and uncertainties described in greater detail in our filings with the SEC, particularly those specifically described in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Any forward-looking statements contained herein speak only as of the date of this Form 12b-25 and we undertake no obligation to revise or update any forward-looking statements for any reason, except as required by law.

VineBrook Homes Trust, Inc.

(Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 16, 2024	By:	/s/ Brian Mitts
	Name:	Brian Mitts
	Title:	President, Chief Financial Officer, Treasurer and Assistant Secretary